UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934
Amendment No. 2

EQGP Holdings, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Kirk R. Oliver

625 Liberty Avenue, Suite 2000

Pittsburgh, Pennsylvania 15222

Telephone: (412) 395-2688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Gathering Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 255,079,421 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 255,079,421 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 255,079,421 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 84.3%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 36,293,766 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 36,293,766 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,293,766 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.0%

14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No: 26885J 103

1.	Names of Reporting Persons. Equitrans Midstream Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0

	8.	Shared Voting Power 291,373,187 Common Units

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 291,373,187 Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 291,373,187 Common Units

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 96.3%

14.	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (Amendment No. 2) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on November 14, 2018, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 30, 2018 (Schedule 13D), and relates to common units representing limited partner interests (Common Units) in EQGP Holdings, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 2000, Pittsburgh, Pennsylvania 15222. Capitalized terms used in this Amendment No. 2 and not defined herein shall have the meanings ascribed to them in Schedule 13D.

Item 2. Identity and Background.

Item 2(a) of Schedule 13D is hereby amended by amending and restating the second paragraph as follows:

Gathering Holdings is a limited partner of the Issuer holding approximately 84.2% of the outstanding Common Units, and is the sole stockholder of EQM GP Corporation, a Delaware corporation and limited partner of the Issuer holding approximately 0.1% of the outstanding Common Units (GP Corporation). Gathering Holdings is also the sole member of EQGP Services, LLC, a Delaware limited liability company and the general partner of the Issuer (the General Partner). EMH is also a limited partner of the Issuer holding approximately 12.0% of the outstanding Common Units. ETRN is a publicly traded company and the sole member of Gathering Holdings and EMH. Gathering Holdings and EMH are manager-managed limited liability companies with boards of managers. ETRN is a corporation with a board of directors. The Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(c) of Schedule 13D is hereby amended by removing Charlene Petrelli from the table of Covered Individuals. Ms. Petrelli stepped down from her position as Senior Vice President and Chief Administrative Officer of ETRN effective as of December 13, 2018.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of Schedule 13D is hereby amended and supplemented by replacing the last paragraph thereof with the following:

On November 29, 2018, ETRN entered into written agreements (the Unit Purchase Agreements) with (i) funds managed by Neuberger Berman Investment Adviser LP, pursuant to which ETRN acquired 5,842,704 Common Units for $20.00 per Common Unit (the Purchase Price), (ii) funds managed by Goldman Sachs Asset Management, L.P., pursuant to which ETRN acquired 1,865,020 Common Units for the Purchase Price, (iii) funds managed by Cushing Asset Management LP, pursuant to which ETRN acquired 920,130 Common Units for the Purchase Price, (iv) funds managed by Kayne Anderson Capital Advisors, L.P., pursuant to which ETRN acquired 1,363,974 Common Units for the Purchase Price, and (v) ZP Energy Fund, L.P., pursuant to which ETRN acquired 5,372,593 Common Units for the Purchase Price. The aggregate consideration paid by ETRN pursuant to the Unit Purchase Agreements was $307,288,420. The transactions contemplated by the Unit Purchase Agreements (the Private Purchases) were completed on December 31, 2018 with respect to an aggregate of 14,560,281 Common Units (the Initial Closing). Additional closings occurred on January 2, 2019 and January 3, 2019, pursuant to which ETRN acquired the remaining 804,140 Common Units to be acquired by ETRN pursuant to the Unit Purchase Agreements (the Additional Closings). On January 2, 2019, ETRN contributed the Common Units acquired pursuant to the Unit Purchase Agreements at the Initial Closing to Gathering Holdings as a contribution to capital. On January 3, 2019, ETRN contributed the Common Units acquired pursuant to the Unit Purchase Agreements at the Additional Closings to Gathering Holdings as a contribution to capital.

The foregoing description of the Private Purchases does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 2 to Schedule 13E-3 filed by ETRN with the Commission on January 3, 2019, the Disclosure Statement attached thereto as Exhibit (a)(3) and the copies of the Unit Purchase Agreements filed therewith as Exhibits (d)(8) through (d)(12), each of which is incorporated herein by reference.

The purchase of the Common Units pursuant to the Unit Purchase Agreements and associated fees and expenses were financed out of the proceeds of borrowings under a credit agreement among ETRN, Goldman Sachs Bank USA, as administrative agent and the initial lender, PNC Bank, National Association, as collateral agent, and the other lenders from time to time party thereto, providing for a senior secured term loan facility in an aggregate principal amount of $600 million (the Term Facility). The loans under the Term Facility were borrowed in full on the Closing Date, and a portion of the proceeds under the Term Facility were used to fund the Private Purchases as well as certain fees, costs and expenses in connection with the closing of the Term Facility and with the Private Purchases.   Proceeds of such loans will also be used to fund the purchase of additional Common Units pursuant to the exercise of the Limited Call Right (as defined below) and to pay fees, costs and expenses in connection therewith and may be used for other general corporate purposes.

The foregoing description of the Term Facility does not purport to be complete and is subject to, and qualified in its entirety by, the copy of the Term Facility filed herewith as Exhibit D, which is incorporated herein by reference.

The Common Units that will be acquired by the Reporting Persons pursuant to the exercise of the Limited Call Right described in Item 4 below will also be financed out of the proceeds of the Term Facility. However, none of such Common Units have been acquired by the Reporting Persons as of the date of this filing, and thus no funds have been used for this purpose. The Reporting Persons estimate that the total amount of funds necessary to purchase pursuant to the exercise of the Limited Call Right all the outstanding Common Units that ETRN and its affiliates do not own and to pay fees, costs and expenses will be approximately $232.1 million.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and supplemented by replacing the second, third, fourth and fifth paragraphs thereof in their entirety with the following:

Following the Initial Closing, ETRN and its affiliates owned more than 95% of the outstanding Common Units. On that basis, on December 31, 2018, ETRN exercised the limited call right provided for in Section 15.1(a) of the Partnership Agreement (the Limited Call Right), pursuant to which ETRN will purchase all outstanding Common Units at a price per Common Unit equal to $20.00, and upon the terms and subject to the conditions set forth in Section 15.1 of the Partnership Agreement. After giving effect to the exercise of the Limited Call Right, ETRN and its affiliates will own all the outstanding Common Units. As a result, following the exercise of the Limited Call Right, the Issuer will cease to be a public company, registration of the Issuer under the Securities Exchange Act of 1934, as amended (the Exchange Act), will be terminated, and the Common Units will cease to be listed on the New York Stock Exchange.

The foregoing description of the Limited Call Right does not purport to be complete and is subject to, and qualified in its entirety by, the full text of Amendment No. 2 to Schedule 13E-3 and the Disclosure Statement attached thereto as Exhibit (a)(3) filed by ETRN with the Commission on January 3, 2019, which is incorporated herein by reference.

Additionally, ETRN has proposed to the board of directors of the EQM General Partner a transaction pursuant to which, subject to the ETRN’s acquiring all of the outstanding Common Units pursuant to the Private Purchases and the exercise of the Limited Call Right, a subsidiary of EQM will merge with and into the Issuer, with the Issuer surviving as a wholly-owned subsidiary of EQM. As proposed, in the merger, (i) ETRN’s noneconomic general partner interest in the Issuer will be converted into a noneconomic general partner interest in EQM, (ii) ETRN’s economic interests in the Issuer will be converted into a combination of EQM Common Units and Payment-in-Kind units in EQM (EQM PIK Units) and (iii) the incentive distribution rights and economic general partner interest in EQM held by the Issuer will be cancelled (the Proposed IDR Transaction). The aggregate number of EQM Common Units and EQM PIK Units issued by EQM in the Proposed IDR Transaction would be 95 million. The board of directors of the EQM General Partner has delegated the authority to review, evaluate and negotiate the Proposed IDR Transaction to its conflicts committee.

Item 4(j) of Schedule 13D is hereby amended and restated in its entirety as follows:

(j)                                    Other than the Limited Call Right and the Proposed IDR Transaction, as of the date of this Amendment No. 2, the Reporting Persons have not formulated any definitive plan or proposal relating to or which would result in any of the matters specified in clauses (a) through (i) of Item 4 of Schedule 13D with respect to the Issuer or its subsidiaries (the Enumerated Matters). There can be no assurance that ETRN’s proposal to pursue the Proposed IDR Transaction will result in a transaction of interest to the Reporting Persons or the Issuer, or as to the terms of such transactions. The Reporting Persons undertake no obligation to make additional disclosures in connection with the matters described herein except to the extent required by law.

Item 5. Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a)                                 (1)                                 As of January 3, 2019, the number of Common Units issued and outstanding is 302,470,474. As of January 3, 2019, EMH is the record and beneficial owner of 36,293,766 Common Units, which represent approximately 12.0% of the outstanding Common Units.

(2)                                 As of January 3, 2019, Gathering Holdings is the record and beneficial owner of 254,813,421 Common Units, which represent approximately 84.2% of the outstanding Common Units, and, through its sole ownership of GP Corporation, Gathering Holdings may be deemed to beneficially own an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units.

(3)                                 ETRN does not directly own any Common Units; however, as the sole member of Gathering Holdings and EMH, it may be deemed to beneficially own the 255,079,421 Common Units beneficially owned by Gathering Holdings and the 36,293,766 Common Units beneficially owned by EMH, which represent in the aggregate approximately 96.3% of the outstanding Common Units.

(6)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
David L. Porges	—	*
Vicky A. Bailey	3,241	*
Kenneth M. Burke	5,000	*
Diana M. Charletta	—	*
Margaret K. Dorman	19,841	*
Thomas F. Karam	—	*
Kirk R. Oliver	—	*
Phillip D. Swisher	4,769	*
Norman J. Szydlowski	—	*
Robert F. Vagt	—	*
Robert C. Williams	—	*

*Less than 1% of the class beneficially owned.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  On December 3, 2018, Ms. Charletta sold 1,000 Common Units in the open market at a price of $20.06 per Common Unit and 1,000 Common Units in the open market at prices ranging from $20.04 to $20.05, inclusive, and at a weighted average price of $20.05 per Common Unit. On December 18, 2018, Mr. Porges sold 56,263 Common Units in the open market at a price of $19.86 per Common Unit. The foregoing descriptions of Ms. Charletta’s and Mr. Porges’ respective sales of Common Units do not purport to be complete and are subject to, and qualified in their respective entireties by, the full text of the Statement of Changes in Beneficial Ownership on Form 4 filed on behalf of Ms. Charletta with the Commission on December 6, 2018 or the Statement of Changes in Beneficial Ownership on Form 4 filed on behalf of Mr. Porges with the Commission on December 20, 2018, as applicable, each of which is incorporated herein by reference.

Except as described in Item 3 above, in this Item 5(c) or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder. The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 7. Exhibits.

Item 7 of Schedule 13D is hereby amended and restated in its entirety as follows:

EXHIBIT A

Joint Filing Agreement dated November 13, 2018 (filed as Exhibit A to Schedule 13D (File No. 005-88854) filed with the Commission on November 14, 2018 and incorporated herein in its entirety by reference).

EXHIBIT B

Second Amended and Restated Agreement of Limited Partnership of EQGP Holdings, LP, dated October 12, 2018 (filed as Exhibit 3.3 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT C

Second Amended and Restated Limited Liability Company Agreement of EQGP Services, LLC, dated October 12, 2018 (filed as Exhibit 3.4 to the Issuer’s current report on Form 8-K filed with the Commission on October 15, 2018 and incorporated herein in its entirety by reference).

EXHIBIT D

Credit Agreement dated as of December 31, 2018 among Equitrans Midstream Corporation, Goldman Sachs Bank USA, as administrative agent and initial lender, PNC Bank, National Association, as collateral agent, and the other lenders from time to time party thereto (filed as Exhibit 10.1 to Equitrans Midstream Corporation’s current report on Form 8-K filed with the Commission on December 31, 2018 and incorporated herein its entirety by reference).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 3, 2019

EQUITRANS GATHERING HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM HOLDINGS, LLC

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer